# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Playa Hotels & Resorts N.V., CIK 0001692412
CUSIP: N70544106
Title of class of securities: Ordinary Shares, (euro)0.10 par value per share
Address of issuer's principal executive offices: KEIZERSGRACHT 555, 1017 DR, AMSTERDAM, Netherlands (P7), NA
Date of event which requires filing of this statement: 06/11/2025
Amends the filing with accession number 0001193125-17-090885
Filed by CIK 0001468174
Persons authorized to receive notices and communications: Margaret C. Egan, Esq., Hyatt Hotels Corporation, 150 North Riverside Plaza, Chicago, Illinois (IL), 60606, (312) 750-1234

## Reporting persons
- Hyatt Hotels Corporation (CIK 0001468174): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 116,080,848; sole dispositive power 0; shared dispositive power 116,080,848; aggregate amount beneficially owned 116,080,848 (94.4% of the class)
- AIC Holding Co. (CIK 0001701356): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 116,080,848; sole dispositive power 0; shared dispositive power 116,080,848; aggregate amount beneficially owned 116,080,848 (94.4% of the class)
- Hyatt International Corporation (CIK 0000313137): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 116,080,848; sole dispositive power 0; shared dispositive power 116,080,848; aggregate amount beneficially owned 116,080,848 (94.4% of the class)
- Hyatt International Holdings Co. (CIK 0001701349): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 116,080,848; sole dispositive power 0; shared dispositive power 116,080,848; aggregate amount beneficially owned 116,080,848 (94.4% of the class)
- HI Holdings Playa B.V. (CIK 0001700878): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 116,080,848; sole dispositive power 0; shared dispositive power 116,080,848; aggregate amount beneficially owned 116,080,848 (94.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, (euro)0.10 par value per share
Name of issuer: Playa Hotels & Resorts N.V.
Address of issuer's principal executive offices: KEIZERSGRACHT 555, 1017 DR, AMSTERDAM, Netherlands (P7), NA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is amended and supplemented by adding the following:

On June 11, 2025 (the "Closing Date"), in connection with the closing of the previously disclosed Offer, HI Holdings acquired 103,937,227 Ordinary Shares at a price of $13.50 per share. Hyatt funded the purchase of these shares with debt financing.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is amended and supplemented by adding the following:

Closing of Offer

On the Closing Date, the previously disclosed Offer closed and HI Holdings acquired 103,937,227 Ordinary Shares at a price of $13.50 per share. Pursuant to the Purchase Agreement, as of the Closing Date, the Issuer's Board of Directors will consist of no more than seven directors, (i) two of whom will be independent non-executive directors mutually designated by the Issuer and HI Holdings and (ii) the remainder of whom will be designated by Hyatt and HI Holdings. On the Closing Date, Hyatt and HI Holdings designated Noah Hoppe, James Francque and Felicity Black-Roberts to serve as directors of the Issuer.

As also previously disclosed, on June 10, 2025, Hyatt commenced the Subsequent Offering Period and intends to buy additional Ordinary Shares at a price of $13.50 per share. The Subsequent Offering Period will expire at 11:59 p.m., New York City time, on June 16, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement is incorporated herein by reference.

The Reporting Persons may be deemed to beneficially own 116,080,848 Ordinary Shares representing 94.4% of the Ordinary Shares outstanding, based on 123,013,382 Ordinary Shares outstanding as of June 11, 2025.

The Ordinary Shares reported herein are held of record by HI Holdings, which is a wholly owned subsidiary of Hyatt International Holdings Co., which is a wholly owned subsidiary of Hyatt International Corporation, which is a wholly owned subsidiary of AIC Holding Co., which is a wholly owned subsidiary of Hyatt Hotels Corporation. Each of Hyatt Hotels Corporation, AIC Holding Co., Hyatt International Corporation and Hyatt International Holdings Co. may be deemed to share beneficial ownership of the securities reported herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Statement is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Statement is hereby amended and supplemented as follows:

Except as described in Item 4 herein, the Reporting Persons have not effected any transactions in the Issuer's Ordinary Shares since the most recent filing on Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Hyatt Hotels Corporation: /s/ Margaret C. Egan, Margaret C. Egan, Executive Vice President, General Counsel and Secretary (06/13/2025)
- AIC Holding Co.: /s/ Margaret C. Egan, Margaret C. Egan, as Attorney-in-Fact (06/13/2025)
- Hyatt International Corporation: /s/ Margaret C. Egan, Margaret C. Egan, Executive Vice President and Secretary (06/13/2025)
- Hyatt International Holdings Co.: /s/ Margaret C. Egan, Margaret C. Egan, as Attorney-in-Fact (06/13/2025)
- HI Holdings Playa B.V.: /s/ Margaret C. Egan, Margaret C. Egan, as Attorney-in-Fact (06/13/2025)